

02007734

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47402

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 1 8 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bainbridge Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Oxford Valley Road - Suite 801 B
(No. and Street)

Yardley	PA	19067-7714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malinda Powers Berardino — (215) 321-1700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name — *if individual, state last, first, middle name*)

8 Penn Center Plaza, Suite 800	Philadelphia,	PA	19103
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Malinda Powers Berardino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bainbridge Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public


Notarial Seal
Ruth A. Bilbee, Notary Public
Bristol Twp., Bucks County
My Commission Expires Oct. 9, 2004
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAINBRIDGE SECURITIES INC.

CONTENTS

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Bainbridge Securities Inc.
Yardley, Pennsylvania

We have audited the accompanying statement of financial condition of Bainbridge Securities Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bainbridge Securities Inc. as of December 31, 2001, the results of its operations, the changes in stockholders' equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker

TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
February 4, 2002

BAINBRIDGE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 2,835
Receivable from clearing broker	17,758
Receivable from non-customers	10,587
Deposit with clearing organization	5,000
Total Current Assets	36,180
Investments	60,100
Total Assets	$96,280

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$13,725
Total Current Liabilities	13,725
STOCKHOLDERS' EQUITY	
Common stock, $1 par value; 1,000 shares authorized, 455 shares issued and outstanding	455
Additional paid-in capital	17,745
Retained earnings	64,355
Total Stockholders' Equity	82,555
Total Liabilities and Stockholders' Equity	$96,280

See notes to financial statements.

BAINBRIDGE SECURITIES INC.

STATEMENT OF INCOME

Year ended December 31, 2001

Revenues	
Commissions	$502,783
Mutual fund fees	115,686
Mutual fund distribution fees – affiliate	18,715
Other income	15,401
Total revenues	652,585
Operating expenses	
Administrative fee	66,256
Auto expense	8,274
Clearing charges	70,059
Commissions and fees	54,727
Distribution expenses	996
Marketing	1,555
Office expense	1,972
Other expenses	543
Salaries	80,000
Payroll taxes	6,579
Postage and delivery	609
Professional fees	4,103
Repairs and maintenance	1,649
Research and subscriptions	33,655
Registration fees	2,403
Regulatory fees	654
Rent	7,200
State capital stock tax	11,735
Telephone	1,650
Travel and entertainment	1,098
Total operating expenses	355,717
Net income	$296,868

See notes to financial statements.

BAINBRIDGE SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2001

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2001	420	$420	$16,380	$ 113,045	$ 129,845
Net income	-	-	-	296,868	296,868
Distributions	-	-	-	(344,000)	(344,000)
Stockholder contributions	45	45	1,755	-	1,800
Stockholder buyout	(10)	(10)	(390)	(1,558)	(1,958)
Balances, December 31, 2001	455	$455	$17,745	$ 64,355	$ 82,555

See notes to financial statements.

BAINBRIDGE SECURITIES INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 296,868
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in current assets and liabilities	
Due from clearing broker	55,248
Other receivables	(10,587)
Prepaid expenses	4,378
Accrued expenses	2,448
State capital stock tax payable	(3,037)
Net cash provided by operating activities	345,318
Cash flows from financing activities	
Distributions	(344,000)
Stockholder buyout – net	(159)
	(344,159)
Net increase in cash	1,159
Cash	
Beginning of year	1,676
End of year	$ 2,835

See notes to financial statements.

BAINBRIDGE SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2001

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Bainbridge Securities Inc. (the ***"Company"***), a fully-disclosed introducing broker-dealer located in Yardley, Pennsylvania, is registered with the Securities and Exchange Commission (SEC), the State Securities Commissions of Pennsylvania and New Jersey and the National Association of Securities Dealers, Inc. The Company is engaged primarily in institutional and retail securities brokerage services.

REVENUE RECOGNITION

Securities transactions and related revenues and expenses are recorded on a settlement date basis.

CASH

For purposes of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

INCOME TAXES

The Company has elected to file as an "S" Corporation for federal and state corporate income tax purposes; thus, most of the income is taxed to each of the shareholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3 (k) (2) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $22,455 which exceeded its net capital requirement of $5,000 by $17,455. The Company's ratio was .61 to 1 of aggregate indebtedness to net capital.

(3) DUE FROM CLEARING BROKERS

The Company generally introduces its clients' transactions on a fully disclosed basis to its clearing broker for execution, clearance, and depository operations in accordance with the terms of their clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers pursuant to the terms of its clearing agreement.

(4) RELATED PARTY TRANSACTIONS

The Company leases its office space under a one year non-cancelable, renewable operating lease from a shareholder of the Company which expired December 31, 2000 and was renewed through December 31, 2001. Rent expense for 2001 was $7,200. No amounts were payable at the end of the year. Future annual minimum rentals aggregate $7,200 for the year ending December 31, 2002.

In addition, the Company pays a management fee for administrative services to a related company. Administrative fees for 2001 were $66,256. No amounts were payable at the end of the year.

(5) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit related losses.

During the year ended December 31, 2001, the Company had revenues from a related party which approximated 80% of total revenues.

SUPPLEMENTAL INFORMATION

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
Bainbridge Securities Inc.
Yardley, Pennsylvania

We have audited the accompanying financial statements of Bainbridge Securities Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 4, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
February 4, 2002

BAINBRIDGE SECURITIES INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Net capital	
Stockholders' equity	$ 82,555
Deductions	
Non-allowable assets	
Investments	60,100
Total non-allowable assets	60,000
Net capital	$ 22,455
Minimum capital requirements	$ 5,000
Excess net capital	$ 17,455
Aggregate indebtedness	$ 13,725
Ratio of aggregate indebtedness to net capital	.61 to 1

Net capital as reported in the Company's unaudited Focus report is the same as the audited net capital reported above.

TAIT, WELLER & BAKER

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
Bainbridge Securities Inc.
Yardley, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Bainbridge Securities Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making period computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-13(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors for the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the NASD Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait Weller Baker

TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
February 4, 2002


NASD
REGULATION
An NASD Company

March 5, 2002


PROCESSING
MAR 1 8 2002
363
SECTION

Ms. Malinda Powers Berardino
Bainbridge Securities, Inc.
301 Oxford Valley Road
Suite 801B
Yardley, PA 19067

Dear Ms. Berardino:

This will acknowledge receipt of your December 31, 2001 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain a statement detailing the basis in which the broker/dealer claims an exemption from SEC Rule 15c3-3.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of the Association's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by March 19, 2002. In addition, a copy must be sent both to NASD Regulation, Inc., and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

As set forth on the NASD Regulation website, *www.nasdr.com*, the NASD will not accept any mail that does not have complete return names and addresses. Please be sure when sending mail to the NASD that your information is fully and appropriately labeled.

Your prompt attention should be given to this matter. If you have any questions, please contact Armando D. Viggiani, Senior Compliance Examiner, at (215) 963-2601.

Sincerely,

Ralph T. Heil

Ralph T. Heil
Supervisor of Examiners

RTH/ael
Enclosure

TAIT, WELLER & BAKER
Certified Public Accountants

BAINBRIDGE SECURITIES INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2001